Filed Pursuant to Rule 424(b)(3)

Registration No. 333-149137

PROSPECTUS SUPPLEMENT NO. 3

(to Prospectus dated August 29, 2008)

KAR HOLDINGS, INC.

$150,000,000 Floating Rate Senior Notes Due 2014

$450,000,000 8 3/4 % Senior Notes Due 2014

$425,000,000 10% Senior Subordinated Notes Due 2015

Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 5, 2009. You should read this Prospectus Supplement No. 3 in connection with the prospectus, dated August 29, 2008, including the prospectus supplements, dated October 15, 2008 and November 13, 2008. This Prospectus Supplement No. 3 is qualified by reference to the prospectus, including the prospectus supplements dated October 15, 2008 and November 13, 2008, except to the extent that the information in this Prospectus Supplement No. 3 supersedes the information contained therein.

SEE “RISK FACTORS” BEGINNING ON PAGE 16 OF THE PROSPECTUS AND UNDER ITEM 1A IN THE QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2008 INCLUDED AS PART OF PROSPECTUS SUPPLEMENT NO. 2 FOR A DISCUSSION OF CERTAIN RISKS YOU SHOULD CONSIDER BEFORE INVESTING IN THE NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and may be used by Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes effected from time to time. Goldman, Sachs & Co. may act as principal or agent in these transactions. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

GOLDMAN, SACHS & CO.

February 6, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 5, 2009 (January 30, 2009)

KAR Holdings, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	333-148847	20-8744739
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

13085 Hamilton Crossing Boulevard

Carmel, Indiana 46032

(Address of principal executive offices)

(Zip code)

(800) 923-3725

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

Automotive Finance Corporation (“AFC”), a subsidiary of KAR Holdings, Inc. (“KAR Holdings”), sells the majority of its U.S. dollar denominated finance receivables and related rights on a daily basis and without recourse to AFC Funding Corporation, a wholly owned, bankruptcy remote, consolidated, special purpose subsidiary (“AFC Funding”). AFC and AFC Funding are parties to that certain Third Amended and Restated Receivables Purchase Agreement, dated as of April 20, 2007, by and among AFC, AFC Funding, Fairway Finance Company, LLC (“Fairway Finance”), Monterey Funding LLC (“Monterey Funding”), Deutsche Bank AG, New York Branch and BMO Capital Markets Corp. (as amended, the “Receivables Purchase Agreement”), pursuant to which AFC Funding sells an undivided ownership interest in the receivables and related rights it purchases from AFC to Fairway Finance and Monterey Funding (collectively, the “Purchasers”). On January 30, 2009, AFC and AFC Funding entered into an amendment to the Receivables Purchase Agreement with the other parties named therein (the “RPA Amendment”).

The following provides a brief description of the terms and conditions of the RPA Amendment that are material to KAR Holdings. Certain of the provisions described below are subject to an order from the Securities and Exchange Commission granting confidential treatment to certain of the information amended by the RPA Amendment.

•	The aggregate maximum commitment of the Purchasers was reduced from $600 million to $450 million;

•	The calculation of the Purchasers’ participation was amended, reducing the amount received by AFC Funding upon the sale of an interest in the receivables to the Purchasers; and

•	Certain of the covenants in the Receivables Purchase Agreement that are tied to the performance of the finance receivables portfolio were modified.

The overall economy and in particular the automotive and automotive finance industries have and continue to face severe pressures. Over the last several months, AFC has implemented a number of strategic initiatives designed to tighten credit standards and reduce risk and exposure in its portfolio of finance receivables. As a result of these initiatives along with the current market conditions, the size of AFC’s managed portfolio of finance receivables has decreased significantly over the past year from $847.9 million at December 31, 2007 to $506.6 million at December 31, 2008. AFC’s utilization of the committed liquidity under the Receivables Purchase Agreement has decreased accordingly.

Undivided interests in finance receivables totaling $298.0 million and $522.0 million were sold by AFC Funding to the Purchasers at December 31, 2008 and December 31, 2007, respectively. As of January 30, 2009, undivided interests in finance receivables sold by AFC Funding to the bank conduit facility decreased further to $251.0 million. AFC believes the current aggregate maximum commitment of the Purchasers totaling $450 million will be adequate to meet its lending requirements until April 20, 2012, the expiration date of the bank conduit facility.

Deutsche Bank AG, New York Branch, BMO Capital Markets Corp. and their respective affiliates have from time to time provided financial and other services to KAR Holdings, Inc. and its subsidiaries and affiliates, for which they received customary compensation.

The above description of the RPA Amendment is qualified in its entirety by reference to the full text of the RPA Amendment, a copy of which will be filed as an exhibit to KAR Holdings, Inc.'s Annual Report on Form 10-K for the year ending December 31, 2008.

Forward-Looking Statements

This Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements include all statements other than those made solely with respect to historical fact. Such statements are subject to certain risks, trends, and uncertainties that could cause actual results to differ materially from those projected, expressed or implied by such forward-looking statements. Many of these risk factors are outside of the company’s control, and as such, they involve risks which are not currently known to the company that could cause actual results to differ materially from forecasted results. The forward-looking statements in this document are made as of the date hereof and the company does not undertake to update its forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

KAR Holdings, Inc.

Date: February 5, 2009	By:	/s/ Eric M. Loughmiller
	Name:	Eric M. Loughmiller
	Title:	Executive Vice President and Chief Financial Officer

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